SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

UBS Tamarack International Fund, L.L.C.
(Name of Issuer)

UBS Tamarack International Fund, L.L.C.
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

James J. Dwyer, Esq.
UBS Financial Services Inc.
1285 Avenue of the Americas
New York, New York 10019
(212) 713-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

August 25, 2005
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $100,000,000 (a)	Amount of Filing Fee: $11,770.00 (b)

(a)      Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)      Calculated at .01177% of the Transaction Valuation.

|_|      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________________________________________
Form or Registration No.: _______________________________________________
Filing Party: _________________________________________________________
Date Filed: __________________________________________________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1.

|X| issuer tender offer subject to Rule 13e-4.

|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by UBS Tamarack International Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase limited liability company interests (the "Interests"). Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (attached as Exhibit B and Exhibit C, respectively), the Fund will purchase up to $100,000,000 in Interests that are tendered and not withdrawn prior to 12:00 midnight, New York time, on September 23, 2005, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.      Identity and Background of Filing Person.

           (a)      The name of the filing person is UBS Tamarack International Fund, L.L.C. The Fund's principal executive office is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The investment adviser of the Fund is UBS Tamarack Management, L.L.C. (the "Adviser"). The principal executive office of the Adviser is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The managing member of the Adviser is UBS Fund Advisor, L.L.C. (the "Managing Member"). The Fund's Directors are Meyer Feldberg, George W. Gowen and Stephen H. Penman. Their address is c/o UBS Financial Services Inc., attention: Alternative Investment Group, at 1285 Avenue of the Americas, New York, New York 10019.

ITEM 10. Financial Statements.

                          (a)       (1)      Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the year ended December 31, 2003, previously filed on Form N-CSR on March 3, 2004;

Audited financial statements for the year ended December 31, 2004, previously filed on Form N-CSR on March 10, 2005; and

Unaudited financial statements for the six-month period ended June 30, 2005, to be filed on Form N-CSR in August 2005.

                           (2)      The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

                           (3)      Not Applicable.

                           (4)      The Fund does not have shares, and consequently does not have book value per share information.

                           (c)      The Fund's assets will be reduced by the amount of the tendered Interests. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 12. Exhibits.

A. B. C. D. E.	Cover Letter to Offer to Purchase and Letter of Transmittal.

Offer to Purchase.

Form of Letter of Transmittal.

Form of Notice of Withdrawal of Tender.

Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UBS TAMARACK INTERNATIONAL FUND, L.L.C. By: UBS Fund Advisor, L.L.C., Authorized Signatory By: /s/ James J. Dwyer Name: James J. Dwyer, Esq. Title: Authorized Signatory

August 25, 2005

EXHIBIT INDEX

Exhibit

A. B. C. D. E.	Cover Letter to Offer to Purchase and Letter of Transmittal.

Offer to Purchase.

Form of Letter of Transmittal.

Form of Notice of Withdrawal of Tender.

Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

UBS Tamarack International Fund, L.L.C.

If you do not want to sell your limited liability company interests at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

August 25, 2005

Dear UBS Tamarack International Fund, L.L.C. Investor:

We are writing to inform you of important dates related to the tender offer by UBS Tamarack International Fund, L.L.C. (the "Fund"). If you are not interested in selling your limited liability company interests at this time, please disregard this notice and take no action.

The tender offer period will begin on August 25, 2005 and end on September 23, 2005. The purpose of the tender offer is to provide liquidity to investors who hold interests in the Fund. Fund interests can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

Should you wish to sell any of your interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, PFPC Inc. ("PFPC"), in the enclosed postage-paid envelope. If you do not wish to sell any of your interests, simply disregard this notice. No action is required if you do not wish to redeem at this time.

All requests to tender Fund interests must be received by PFPC, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by September 23, 2005. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC by calling (877) 431-1973.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or Tender Offer Administrator at our Administrator, (877) 431-1973.

Sincerely,

UBS Tamarack International Fund, L.L.C.

Exhibit B

Offer to Purchase

UBS TAMARACK INTERNATIONAL FUND, L.L.C.
1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019

OFFER TO PURCHASE $100,000,000 IN OUTSTANDING
LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE
DATED AUGUST 25, 2005

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK TIME, ON FRIDAY, SEPTEMBER 23, 2005,
UNLESS THE OFFER IS EXTENDED

To the Investors of
UBS Tamarack International Fund, L.L.C.:

           UBS Tamarack International Fund, L.L.C, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $100,000,000 in interests in the Fund (the "Interests") or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of September 30, 2005, if the Offer expires on September 23, 2005. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of February 14, 2001 (the "L.L.C. Agreement").

           Investors should realize that the value of the Interests tendered in this Offer likely will change between July 31, 2005 (the last time estimated net asset value was calculated) and August 31, 2005 (the next time estimated net asset value will be calculated) and September 30, 2005, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Investors should also note that although the tender offer expires on September 23, 2005, they remain investors in the Fund until September 30, 2005, when the estimated net asset value of their Interests is calculated. The Fund determines the estimated net asset value at least monthly and may determine the estimated net asset value more frequently. Any tendering investors that wish to obtain the most current estimated net asset value of their Interests on this basis should contact the Fund's Administrator, PFPC Inc. ("PFPC"), at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Investors desiring to tender all or any portion of their Interest in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

IMPORTANT

           Neither the Fund, nor the Adviser, nor any affiliate of the Adviser nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Interests. Investors must make their own decisions whether to tender Interests, and, if so, the portion of their Interests to tender.

           Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

           This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

           Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's Administrator.

UBS Alternative Investment Group c/o PFPC Inc. P.O. Box 857 Claymont, Delaware 19703-9911 Phone: (877) 431-1973 Fax: (302) 793-8201 (302) 793-8202 Attention: Tender Offer Administrator

TABLE OF CONTENTS

1. 2. 3. 4. 5. 6. 7. 8. 9. 10. 11.	Background and Purpose of the Offer
Offer to Purchase and Price
Amount of Tender
Procedure for Tenders
Withdrawal Rights
Purchases and Payment
Certain Conditions of the Offer
Certain Information About the Fund
Certain Federal Income Tax Consequences
Treasury Regulations
Miscellaneous	5 5 7 8 9 9 10 11 12 13 14

(Financial Statements enclosed)

Summary Term Sheet

•	As we said in your Fund's offering documents, we will buy your Interests at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This offer will remain open until midnight on September 23, 2005. Estimated net asset value will be calculated for this purpose on September 30, 2005.

•	To make sure we have calculated net asset value correctly, we will check it during the Fund's audit for calendar year 2005, which we expect will be completed in February 2006. If you tender your entire interest in the Fund, we will pay you in cash by approximately October 7, 2005, 95% of our calculation of the estimated net asset value as of September 30, 2005. We will owe you the balance, for which we will give you a promissory note that will be held for you by PFPC. If you tender part of your interest, leaving a remainder at least equal to $50,000 ($25,000 for certain eligible investors who are identified in the Fund's Prospectus), we will pay all your proceeds in cash by approximately October 7th. We will obtain the cash to pay you, either from cash on hand, selling portfolio securities or through borrowings (which we do not intend to do).

•	Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until midnight on September 23, 2005. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your interests by midnight, September 23, 2005, you may still withdraw your Interests at any time after October 24, 2005, assuming your offer has not been accepted. Please note that tendering your Interests may trigger the payment by you of an incentive allocation, if earned, to the Fund's investment adviser for managing the Fund's assets. If you tender less than all your Interests and you have not been an investor for twelve complete calendar months, the incentive allocation, if earned, will be paid only in respect of the Interests you tender.

•	If you would like us to purchase your Interests, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to PFPC at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before midnight, September 23, 2005. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC promptly after you fax it (although the original page does not have to be received before midnight, September 23, 2005). Of course, the estimated value of your Interests is likely to change between July 31, 2005 (the last time estimated net asset value was calculated) and August 31, 2005 (the next time it will be calculated) and September 30, 2005, when the estimated value of your investment will be determined for purposes of calculating your purchase price. The net asset value of your Interests is determined at least monthly and may be determined more frequently.

•	If you would like to obtain the most current estimated net asset value of your Interests, you may contact PFPC, at the phone number or address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•	Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this offer at any time before midnight, September 23 2005. Also realize that although the tender offer expires on September 23, 2005, you remain an investor in the Fund until September 30, 2005, when the estimated net asset value of your Interests is calculated.

•	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC. To assure good delivery, please send the Letter of Transmittal to PFPC and not to your Financial Advisor.

                1.      Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the prospectus of UBS Tamarack International Fund, L.L.C., dated as of July 1, 2005 (the "Prospectus"), and the L.L.C. Agreement. The Prospectus and the L.L.C. Agreement provide that the Directors have the discretion to determine whether the Fund will repurchase Interests from investors from time to time pursuant to written tenders. The Prospectus also states that UBS Tamarack Management, L.L.C., the investment adviser of the Fund (the "Adviser"), expects that generally it will recommend to the Directors that the Fund repurchase Interests from investors twice each year. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Prospectus, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests as contemplated in the Prospectus and the L.L.C. Agreement. The Directors intend to consider the continued desirability of the Fund making an offer to purchase Interests twice each year (currently anticipated to be in March and September), but the Fund is not required to make any such offer.

                     The purchase of Interests pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Interests. A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

                      Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time.

                2.      Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $100,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before 12:00 midnight, New York time, on September 23, 2005 (such time and date being hereinafter called the "Initial Expiration Date"). If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the last day of the month in which the Expiration Date occurs, payable as set forth in Section 6. The table below shows the estimated unaudited net asset value, as of August 1, 2005, of an initial capital contribution of $250,000 made as of the dates on which initial investments in the Fund were accepted:

                                                 Unaudited Estimated Net Asset Value
              Month Contribution Made                 as of August 1, 2005
              -------------------------          -----------------------------------
                 July 2001                                $344,361
                 August 2001                               349,506
                 September 2001                            349,822
                 October 2001                              348,578
                 November 2001                             363,320
                 December 2001                             356,503
                 January 2002                              354,588
                 February 2002                             350,157
                 March 2002                                349,601
                 April 2002                                339,558
                 May 2002                                  336,643
                 June 2002                                 332,629
                 July 2002                                 339,942
                 August 2002                               348,964
                 September 2002                            350,988
                 October 2002                              350,055
                 November 2002                             359,434
                 December 2002                             354,912
                 January 2003                              367,855
                 February 2003                             370,776
                 March 2003                                370,730
                 April 2003                                370,460
                 May 2003                                  367,728
                 June 2003                                 354,292
                 July 2003                                 344,770
                 August 2003                               332,603
                 September 2003                            318,477
                 October 2003                              314,365
                 November 2003                             304,850
                 December 2003                             305,815
                 January 2004                              293,888
                 February 2004                             281,454
                 March 2004                                274,850
                 April 2004                               $280,691
                 May 2004                                  287,178
                 June 2004                                 290,871
                 July 2004                                 287,788
                 August 2004                               289,714
                 September 2004                            290,653
                 October 2004                              284,619
                 November 2004                             285,924
                 December 2004                             274,998
                 January 2005                              268,485
                 February 2005                             268,438
                 March 2005                                257,101
                 April 2005                                261,592
                 May 2005                                  268,720
                 June 2005                                 263,646
                 July 2005                                 256,997

                     As of the close of business on August 1, 2005, there were approximately $602,805,865 outstanding in capital of the Fund held in Interests (based on the unaudited estimated net asset value of such Interests). The Fund determines its estimated net asset value at least monthly and may determine its estimated net asset value more frequently. Investors may obtain the most current information regarding the estimated net asset value of their Interests by contacting PFPC, at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the estimated value of the Interests tendered by the investors likely will change between July 31, 2005 (the last time estimated net asset value was calculated) and August 31, 2005 (the next time it will be calculated) and September 30, 2005, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.

                     Please note that the unaudited financial statements for the six-month period ending June 30, 2005 will be delivered to each investor of record prior to the Expiration Date.

                3. Amount of Tender. Subject to the limitations set forth below, investors may tender their entire Interest or a portion of their Interest. However, an investor who tenders for repurchase only a portion of such investor's Interest shall be required to maintain a capital account balance equal to $50,000 ($25,000 for certain eligible investors who are identified in the Fund's Prospectus), net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the investor and credited to the capital account of the Adviser on the Expiration Date (the "Incentive Allocation"). If an investor tenders an amount that would cause the investor's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered.

                     If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $100,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $100,000,000 in Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. The Adviser does not intend to tender any Interests in the Offer.

                4.      Procedure for Tenders. Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to PFPC, to the attention of Tender Offer Administrator, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Tender Offer Administrator, at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to PFPC must also mail the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC promptly thereafter. If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC.

                     Investors wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address and phone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

                5.      Withdrawal Rights. Any investor tendering an Interest pursuant to this Offer may withdraw its tender at any time on or before the Expiration Date and, if Interests have not then been accepted by the Fund, at any time after October 24, 2005. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2. A form to use to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described in Section 4.

                6.      Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering investor of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on September 30, 2005, if the Offer expires on the Initial Expiration Date. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the L.L.C. Agreement, including in respect of any Incentive Allocation, have been made.

                     For investors who tender their entire Interest, payment of the purchase price will consist of: (1) cash in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund, determined as of September 30, 2005, payable by approximately October 7, 2005 (the "95% Cash Payment") and (2) a promissory note (the "Note"), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered by the investor and accepted by the Fund as of the Expiration Date, determined as of September 30, 2005, based on the audited financial statements of the Fund for calendar year 2005, over (b) the 95% Cash Payment. The Note will be held for each tendering investor by PFPC as set forth below, will be prepared within approximately ten days after the Fund's estimated net asset value is calculated and will not be transferable. The Note will be payable in cash (in the manner set forth below) within approximately ten days after completion of the audit of the financial statements of the Fund for calendar year 2005, or on such earlier date as the Fund's Directors may determine. It is anticipated that the audit of the Fund's financial statements for calendar year 2005 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund.

                     Investors who tender a portion of their Interests (subject to maintenance of a minimum capital account balance) will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund, determined as of September 30, 2005, payable by approximately October 7, 2005 (the "100% Cash Payment").

                     Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering investor's brokerage account with UBS Financial Services Inc. ("UBS Financial Services") if such investor has a UBS Financial Services account. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that UBS Financial Services would customarily assess upon the withdrawal of cash from such brokerage account. If such investor does not have a UBS Financial Services account, the Cash Payment will be sent directly to its mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.

                     The Note will be held for each investor by the Fund's Administrator, PFPC. Any contingent payment due pursuant to the Note will be deposited directly to the tendering investor's brokerage account at UBS Financial Services if such investor has a UBS Financial Services account, and will be subject upon withdrawal from such account to any fees that UBS Financial Services would customarily assess upon the withdrawal of cash from such brokerage account.

                     The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $100,000,000 (unless the Fund elects, in its sole and absolute discretion, to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above. Neither the Fund nor the Adviser nor Directors have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. No borrowing facilities have been entered into to date.

                7.      Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

                     The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse affect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; or (c) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer. If conditions qualifying as war or armed hostilities as expressed in Section 7(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund's rights under Section 7, they will determine whether such waiver constitutes a material change to the Offer. If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

                8.      Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the L.L.C. Agreement. The Fund's Directors are Meyer Feldberg, George W. Gowen and Stephen H. Penman. Their address is c/o UBS Financial Services Inc., attention: Alternative Investment Group, at 1285 Avenue of the Americas, New York, New York 10019. Effective March 1, 2005, Mr. Feldberg became an "interested person" (as defined in the 1940 Act) of the Fund because he became an affiliated person of a broker-dealer with which the Fund does business.

                     The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests, other than as disclosed in the Prospectus; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser, except that: (1) effective July 19, 2005, Richard Sipes resigned as the principal executive officer of the Fund and retired and thereby ceased to be employed as an executive vice president of UBS Financial Services, an affiliate of the Adviser, (2) effective July 19, 2005, Douglas A. Lindgren, a managing director of UBS Financial Services, was appointed as the principal executive officer of the Fund, and (3) effective July 19, 2005, Frank Pluchino, the assistant director of compliance of UBS Financial Services, was appointed as the chief compliance officer of the Fund; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the L.L.C. Agreement or other actions that may impede the acquisition of control of the Fund by any person. The Fund believes that the aforementioned departure of Mr. Sipes will have no adverse effect on its operations.

                     During the past 60 days, the only transactions involving the Interests that were effected by the Fund, the Adviser of the Fund, the Directors or any person controlling the Fund or controlling the Adviser were aggregate subscriptions of $33,154,136 in Interests from investors.

                     The Adviser does not beneficially own any Interests. The Adviser is entitled under the terms of the L.L.C. Agreement to receive, subject to certain limitations, the Incentive Allocation, as specified in the L.L.C. Agreement and described in the Prospectus. If an investor tenders less than all its Interests, the incentive allocation will be paid only in respect of the Interests the investor tenders.

                9.      Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from investors pursuant to the Offer. Investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

                     An investor who tenders its entire Interest (and whose entire interest is accepted) to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the 95% Cash Payment and the principal payment under the Note) and such investor's adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest. A loss, if any, may be recognized after the tendering investor has received payment under the Note. This capital gain or loss will be short-term or long-term depending upon the investor's holding period for its Interest at the time the gain or loss is recognized. Treasury Regulations provide that an investor will have a divided (that is, fragmented) holding period for its interest if the investor makes contributions to the Fund at different times. Under the Treasury Regulations, each time the investor makes a contribution to the Fund, the investor will have a new holding period for that portion of its Interest determined by a fraction, the numerator of which is the amount of the contribution and the denominator of which is the investor's capital account immediately after the contribution. Certain cash contributions, if made within one year of a liquidating distribution, can be netted against the distribution. If the investor recognizes capital gain or loss in connection with a complete withdrawal from the Fund, the gain or loss is divided between long-term and short-term capital gain or loss in the same proportions as the holding period of the Interest is divided between the portion of the Interest held for more than one year and the portion of the Interest held for one year or less. Interest on the Notes is taxable to a tendering investor receiving such Notes under such investor's method of accounting, subject to the possible application of certain rules under the Internal Revenue Code and Treasury Regulations relating to short-term obligations. A tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" exceeds the investor's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering investor. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the 100% Cash Payment) exceeds such investor's adjusted tax basis in its Interest.

                     If an investor recognizes a loss in an amount greater than $250,000 upon the tender of its entire Interest to the Fund for repurchase, the Fund will be required, under Section 734 of the Internal Revenue Code, to reduce the tax basis of its property by the amount of the loss recognized by the tendering investor.

                     Pursuant to the authority granted to it under the L.L.C. Agreement, the Adviser intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor's last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized during the tax year in which it receives its liquidating distribution upon withdrawal. Similarly, the Adviser may specially allocate items of Fund capital loss to a withdrawing investor to the extent its adjusted tax basis in its Interest would otherwise exceed its liquidating distribution.

                10.      Treasury Regulations. Treasury Regulations require taxpayers that participate in "reportable transactions" to disclose such participation to the Internal Revenue Service (the "Service") (by attaching Form 8886 to their tax returns and filing a copy of that Form with the IRS Office of Tax Shelter Analysis) and comply with certain document retention requirements. In addition, certain organizers and sellers of such a transaction are required to maintain records, including lists identifying investors in the transaction, and must furnish those records to the Service upon demand. A transaction may be a "reportable transaction" based on any of several criteria, one or more of which may be present with respect to an investment in or by the Fund or the tender of Interests. These regulations are directed towards "tax shelters," however, they are quite broad and may encompass transactions that typically would not be considered "tax shelters." Investors should consult their own tax advisors concerning any possible disclosure obligation they may have with respect to their investment in the Fund and any tender of Interests and should be aware that the Fund (and perhaps other participants in the transaction) intends to comply with the disclosure and investor list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

                     Notwithstanding any other provision or statement in any offering document of the Fund (including the Prospectus and the L.L.C. Agreement), an investor (and each employee, representative or other agent of the Investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Fund, the offering of its interests and this Offer and all materials of any kind (including opinions or other tax analyses) that are provided to the investor relating to such tax treatment and tax structure. For the avoidance of doubt, this authorization is not intended to permit disclosure of the names of, or other identifying information regarding, the participants in the transaction, or of any information or the portion of any materials not relevant to the tax treatment or tax structure of the transaction.

                11.      Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

                     The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC at the address and phone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

Exhibit C
Form of Letter of Transmittal

LETTER OF TRANSMITTAL

Regarding Interests

In

UBS TAMARACK INTERNATIONAL FUND, L.L.C.

Tendered Pursuant to the Offer to Purchase
Dated August 25, 2005

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS LETTER OF TRANSMITTAL MUST BE
RECEIVED BY PFPC INC. EITHER BY MAIL OR BY
FAX BY 12:00 MIDNIGHT, NEW YORK TIME, ON
FRIDAY, SEPTEMBER 23, 2005, UNLESS THE
OFFER IS EXTENDED.

Complete The Last Page Of This Letter Of Transmittal And Fax
Or Mail In The Enclosed Postage-Paid Envelope To:

UBS Alternative Investment Group
c/o PFPC Inc.
P.O. Box 857
Claymont, DE 19703-9911

Attn: Tender Offer Administrator

For additional information:
Phone: (877) 431-1973
Fax:       (302) 793-8201
              (302) 793-8202

To assure good delivery, please send this Letter of Transmittal to PFPC Inc. and not to your Financial Advisor.

If you do not wish to sell any of your interests, please disregard this Letter of Transmittal.

Ladies and Gentlemen:

The undersigned hereby tenders to UBS Tamarack International Fund, L.L.C., a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated August 25, 2005 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constituted the "Offer"). The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Purchase, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

The undersigned hereby sells to the Fund the limited liability company interest in the Fund or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the limited liability company interest in the Fund or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the limited liability company interest in the Fund or portions thereof tendered hereby.

The undersigned acknowledges that the method of delivery of any documents is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Fund's Administrator, PFPC Inc. ("PFPC"), to receive any Letter of Transmittal or other document. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.

Payment of the cash portion of the purchase price for the limited liability company interest in the Fund or portion thereof of the undersigned (the "Cash Payment"), as described in Section 6 of the Offer to Purchase, shall be sent to the undersigned by wire transfer to the undersigned's brokerage account at UBS Financial Services Inc. ("UBS Financial Services") if such investor has a UBS Financial Services account. (The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to an investor's brokerage account, upon a withdrawal of such cash payment from such account, UBS Financial Services will impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.) If such investor does not have a UBS Financial Services account, the Cash Payment will be sent directly to its mailing address as listed in the Fund's records. A promissory note ("Note") reflecting the contingent payment portion of the purchase price, if any, as described in Section 6 of the Offer to Purchase, will be held for such investor by PFPC. (Any contingent payment due pursuant to the Note will be deposited directly to the tendering investor's brokerage account at UBS Financial Services if such investor has a UBS Financial Services account, and, upon a withdrawal of such contingent payment from such account, UBS Financial Services will impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.) The undersigned recognizes that the amount of the Cash Payment will be based on the unaudited estimated net asset value as of September 30, 2005, of the limited liability company interest or portion thereof tendered, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements for calendar year 2005, which is anticipated to be completed not later than 60 days after the Fund's fiscal year end, and will be paid in cash within approximately ten days thereafter, or on such earlier date as the Fund's Directors may determine.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

UBS TAMARACK INTERNATIONAL FUND, L.L.C.

If you do not want to sell your limited liability company interest at this time, please disregard this notice. This is simply notification of the Fund's tender offer. If you choose to tender, you are responsible for confirming that PFPC Inc. has received your documents by the tender Expiration Date. To assure good delivery, please send this page to PFPC Inc. and not to your Financial Advisor. This Letter of Transmittal must be received by PFPC Inc. either by mail or by fax by 12:00 midnight, New York Time, on Friday, September 23, 2005 unless the offer is extended.
Please fax or mail (this page only) in the enclosed
postage-paid envelope to:

     UBS Alternative Investment Group
     c/o PFPC Inc.
     P.O. Box 857
     Claymont, DE 19703-9911
     Attn: Tender Offer Administrator

For additional information:
     Phone:  (877) 431-1973
     Fax:     (302) 793-8201
(302) 793-8202

Part 1. Name:

Name of Investor: /__//__//__//__//__//__//__//__//__//__//__//__/ /__//__//__//__//__//__//__//__//__//__//__//__//__//__//__//__/
SS# or Taxpayer ID #:/__//__//__//__//__//__//__//__//__/ Phone #:/__//__//__/ /__//__//__//__//__//__//__/
UBS Financial Services Brokerage Account # (if applicable): /__//__/ /__//__//__//__//__//__//__/

Part 2. Amount of Fund Interest in the Fund to be Tendered:

/__/	Entire limited liability company interest. Please note that if you tender your entire interest in the Fund, the Fund will pay you 95% of the estimated net asset value as of September 30, 2005 in cash by approximately October 7, 2005 with the balance in the form of a promissory note that will be held for you by PFPC and remain in your UBS account (if applicable). The promissory note balance is expected to be paid following the year-end audit (or earlier, at the Fund's discretion).

/__/	Portion of limited liability company interest expressed as a specific dollar value. $______________ Subject to maintenance of a minimum limited liability company interest equal to $50,000 ($25,000 for certain eligible investors who are identified in the Fund's Prospectus), net of the Incentive Allocation (the "Required Minimum Balance"). The undersigned understands that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund reserves the right to reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

Part 3. Signature(s):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:
Signature: Print Name of Investor: Joint Tenant Signature: (If joint tenants, both must sign.) Print Name of Joint Tenant:
____________________________________________________________
(Signature of Owner(s) Exactly as Appeared on Investor Certification)/Date

____________________________________________________________

____________________________________________________________
(Signature of Owner(s) Exactly as Appeared on Investor Certification)/Date

____________________________________________________________

FOR OTHER INVESTORS:
Print Name of Investor: Signature: Print Name of Signatory and Title: Co-Signatory if necessary: Print Name and Title of Co-Signatory:
____________________________________________________________

____________________________________________________________
(Signature of Owner(s) Exactly as Appeared on Investor Certification)/Date

____________________________________________________________

____________________________________________________________
(Signature of Owner(s) Exactly as Appeared on Investor Certification)/Date

____________________________________________________________

Exhibit D

Form of Notice of Withdrawal of Tender

NOTICE OF WITHDRAWAL OF TENDER

Regarding Interests In

UBS TAMARACK INTERNATIONAL FUND, L.L.C.

Tendered Pursuant to the Offer to Purchase
Dated August 25, 2005

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
RECEIVED BY PFPC INC. EITHER BY MAIL OR BY
FAX BY 12:00 MIDNIGHT, NEW YORK TIME, ON
FRIDAY, SEPTEMBER 23, 2005, UNLESS THE
OFFER IS EXTENDED.

Complete This Notice Of Withdrawal And Fax Or Mail To:

UBS Alternative Investment Group
c/o PFPC Inc.
P.O. Box 857
Claymont, DE 19703-9911

Attn: Tender Offer Administrator
For additional information:
Phone: (877) 431-1973
Fax:      (302) 793-8201
            (302) 793-8202

To assure good delivery, please send this Notice of Withdrawal to PFPC Inc. and not to your Financial Advisor.

UBS TAMARACK INTERNATIONAL FUND, L.L.C.

You are responsible for confirming that this Notice is received by PFPC Inc. To assure good delivery, please send this page to PFPC Inc. and not to your Financial Advisor.

Ladies and Gentlemen:

           Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal.

UBS Financial Services Brokerage Account # (if applicable):/_//_/  /_//_//_//_//_/   /_//_/

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:
Signature: Print Name of Investor: Joint Tenant Signature: (If joint tenants, both must sign.) Print Name of Joint Tenant:
____________________________________________________________
(Signature of Owner(s) Exactly as Appeared on Investor Certification)/Date

____________________________________________________________

____________________________________________________________
(Signature of Owner(s) Exactly as Appeared on Investor Certification)/Date

____________________________________________________________

FOR OTHER INVESTORS:
Print Name of Investor: Signature: Print Name of Signatory and Title: Co-Signatory if necessary: Print Name and Title of Co-Signatory:
____________________________________________________________

____________________________________________________________
(Signature of Owner(s) Exactly as Appeared on Investor Certification)/Date

____________________________________________________________

____________________________________________________________
(Signature of Owner(s) Exactly as Appeared on Investor Certification)/Date

____________________________________________________________

Exhibit E

Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender

UBS Tamarack International Fund, L.L.C.

This letter is being sent to you if you tendered your entire interest in the Fund.

Dear Investor:

UBS Tamarack International Fund, L.L.C. (the "Fund") has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal and the manner in which it is being distributed, in accordance with the tender offer.

Since you have tendered your entire investment, you have been paid 95% of the amount requested, in accordance with the terms of the tender offer. The funds were wired directly into your UBS Financial Services brokerage account if you have a UBS Financial Services account. If you do not have a UBS Financial Services account, the funds were mailed directly in the form of a check to you at your mailing address as listed in the Fund's records.

The remaining 5% of the amount requested is a contingent portion of the repurchased interest and is valued based on the unaudited estimated net asset value of the Fund as of September 30, 2005, and is subject to year-end audit adjustments which may cause a change in the value of the contingent portion of the repurchased interest. The contingent portion, together with interest, will be paid (subject to audit adjustment) within approximately ten days after the conclusion of the 2005 year-end audit, or on such earlier date as the Fund's Directors may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of February 2006.

Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (877) 431-1973.

Sincerely,

UBS Tamarack International Fund, L.L.C.

Enclosure

UBS Tamarack International Fund, L.L.C.

This letter is being sent to you if you tendered a portion of your interests in the Fund.

Dear Investor:

UBS Tamarack International Fund, L.L.C. (the "Fund") has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal.

Since you have tendered a portion of your investment, you have been paid 100% of the amount requested in cash, in accordance with the terms of the tender offer. The funds were wired directly into your UBS Financial Services brokerage account if you have a UBS Financial Services account. If you do not have a UBS Financial Services account, the funds were mailed directly in the form of a check to you at your mailing address as listed in the Fund's records. You remain an investor with respect to the interest that you did not tender.

Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (877) 431-1973.

Sincerely,

UBS Tamarack International Fund, L.L.C.

Enclosure